April 6, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Justin Dobbie

Re:	SCG Financial Acquisition Corp. (the “Company”)
File No. 333-172085
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 5:00 p.m. Eastern time on April 8, 2011 or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between March 28, 2011 and April 6, 2011, the Underwriters distributed copies of the preliminary prospectus dated March 23, 2011 as follows:

No. of Copies
Prospective Underwriters	420
Dealers	250
Institutions	123
Others	0
Total	793

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

LAZARD CAPITAL MARKETS LLC
Acting As Representative of the several Underwriters
c/o LAZARD CAPITAL MARKETS LLC
30 Rockefeller Plaza
New York, New York 10020

By: LAZARD CAPITAL MARKETS LLC

By:	/s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr.
Title: Managing Director

Signature Page – Acceleration Request